

October 3, 2012

Via E-mail
Alex Lung
Chief Financial Officer
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi-tech Industrial Park
Nanshan, Shenzhen, China 518057

> **Re:** **Mindray Medical International Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-33036**

Dear Mr. Lung:

We have reviewed your response letter dated September 14, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 62

Allowance for Doubtful Accounts, page 62

1. Please refer to prior comment 8. Please revise this section is future filings to more clearly describe the impact of utilizing third party credit export insurance policies. Describe how the policies mitigate the risk of loss in your accounts receivables, discuss the terms of the credit agreements and the portion of the receivable typically recovered and to the extent losses and recoveries are significant, quantify those amounts separately. Please provide us with a copy of your proposed revised disclosure.

2.   Please refer to your response to prior comment 12. In light of your extended payment arrangements, long outstanding account receivables and related allowances for losses, please revise future discussions in critical accounting policies to include a quantified, summarized table of the aging of your accounts receivable and allocation of reserves to the aging buckets similar to the 'Total' section on page M-19 of your September 14, 2012 letter.

3.   We note your response to prior comment 12. To help us better understand your assessment of credit risk related to your accounts receivables and your history of collection on past due accounts, please provide us a roll-forward of your accounts receivables beginning with the balances outstanding at December 31, 2009 and ending with the outstanding balances at June 30, 2012. Separately show increases due to period sales and any acquisitions, and decreases due to cash payments, impairment write-offs, factorings, recoveries from export insurance recorded under your previous policy, etc. Please provide the information for the annual periods ended December 31, 2010 and December 31, 2011 and for the quarterly periods ended March 31, 2012 and June 30, 2012. If possible, provide the information based on the June 30, 2012 groups of aged accounts presented in your response to prior comment 12 (i.e., 0 to 90 days outstanding, 91 to 360 days outstanding, 361 to 720 days outstanding and greater than 720 days outstanding).

4.   Tell us how you considered the guidance in FASB ASC 210-10-45-4 as it applies to your accounts receivable balances that are outstanding longer than one year, as a result of the terms of the original sales arrangements, because of revised terms due to collection issues, or because of delays in collection. Discuss your conclusion on whether these amounts should be reported and classified outside of current assets on your balance sheet.

B. Liquidity and Capital Resources, page 68

5.   Further to your response to prior comment 2 in your letter dated September 14, 2012, please show us how you calculated average turnover days as disclosed in your MD&A and reconcile the totals disclosed for each year to the average turnover days for each of the sub-groups of your sales shown in your response (i.e., domestic distributors, domestic direct and international).

6.   We note your responses to comments 2 of our letters dated June 4, 2012 and August 17, 2012. Tell us whether any of your domestic distributors are related parties as defined by FASB ASC 850-10-20, and if so, quantify for us the amount of sales made to these distributors in each of the reported periods. Clearly describe to us your contractual arrangements (e.g., payment terms, rights of return, discounts, financing, leasing arrangements, etc.) and the nature of your relationships with these related party domestic distributors.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant